

Mail Stop 3561

December 31, 2015

Ken McBride
Chairman and Chief Executive Officer
Stamps.com Inc.
1990 E. Grand Avenue
El Segundo, California 90245

> **Re:** **Stamps.com Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 0-26427**

Dear Mr. McBride:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

11. Commitments and Contingencies
Legal proceedings, page F-32

1. We note your disclosure that you are a party to various legal proceedings including the suit filed by Express One and management believes that the ultimate outcome of any such proceedings will not have a material effect on your financial condition, results of operations, cash flows or overall trends. However, you also disclose that legal proceedings are subject to inherent uncertainties and an unfavorable outcome for an amount in excess of management's present beliefs may result in a material adverse impact on your business, results of operations, financial position and overall trends. Please tell us how your disclosure complies with ASC 450-20-50 in light of the settlement agreement with Express One entered into in August 2015 resulting in a settlement loss of $10 million. Additionally, tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose

an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made in accordance with paragraph 4 of ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products